Pawlytics

Technology · Benefit Corp · Data · Pets and Animals

Unifying the world's pet data

PAWLYTICS.COM


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I have always loved animals and have been learning about the pet care space since I could read (literally). I started working in the animal sheltering and pet care industry at 13 and over the last 13 years picked up on the gaps and trends in the industry. I know our EHR will create a better world for pets and their human care takers.

Lizz Whitacre Chief Executive Officer @ Pawlytics

Why you may want to support us...

1. CHANGE THE WORLD. Our technology is saving pets' lives today while collecting data to make a better world for the pets of tomorrow.
2. MAKE MONEY DOING IT. Our pet EHRs are giving the $206B pet care market data insights never possible before.

Why investors ❤ us

WE'VE RAISED $175,000 SINCE OUR FOUNDING



I believe in the mission of animal rescue software for pet shelters. I am a mission driven leader and I can see the environmental and social impact in helping animals find loving homes. I myself had adopted a dog when I was younger that in need of a hope. This dog's name was Brinda and she was a wonderful animal. I loved her and we built a phenomenal relationship. Having a pet is an important aspect of American culture and I believe in the mission of Pawlytics. With the current pandemic , I think helping animals find homes will enable more happy families and I am fully in support of the mission of pawlytics.

Joshua Armah President, Wiase Research Institute, Inc

LEAD INVESTOR · INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lizz Whitacre
Chief Executive Officer
Serial and award winning pet entrepreneur with two decades dedicated to the pet care industry.



Sara Steinkruger
Chief Customer Officer
Innovative client success and marketing strategist. Passionate about saving animals and cultivating success.

Joe Smith



Joseph Markley

Justin Collier
CTO
Managed and developed a global agricultural IoT platform

In the news

Electronic Health Records for Pets. We found every way it didn't work, until it did.

Like a lotus that blooms out of unclear water, Pawlytics was created. Always driven by our determination to save all the homeless pets, make boat loads of money, and have tons of fun along the way, we focused on hustling, experimenting, and learning from our failures until something just clicked.

> *At Pawlytics, we are creating electronic health records for pets to ensure top quality care across any spectrum of service such at the vet, groomer, boarder, or even the animal shelter.*

The Year is 1994.

Not only is this the year our Founder was born; but the start of a boom of growth for the pet industry - growing by approximately 4% year over year ever since, even during the 2007-2009 recession. Coincidence? We think not. The pet industry is expected to hit $99B in 2020 in the United States alone.

Source: https://www.statista.com/statistics/253976/pet-food-industry-expenditure-in-the-us/

Pet Industry

Pet Industry Expenditures (in billions of dollars)

Million of Pets = Millions of Hours Wasted

There are approximately 184 million pets in households across the US. Just like our own dogs and cats, over a 10-20 year lifespan these pets will regularly come into contact with vet clinics, groomers, boarding kennels, trainers, and for some, even the animal shelter.

276 million hours wasted to be exact, between pet professionals and pet owners trying to piece together each pet's history and medical records in order to provide the best care at each of these contact points.

Mission-Driven Innovation to Profit-Driven Impact

It all started with a shelter dog named Rex and a realization that every human deserved to have a Rex in their life. When our team came together 4 years ago, we knew that saving homeless pets from dying alone in shelters would drive much of our company's decisions along side profits.

Starting as a company called Family Pet Project, we had originally set out to keep pets from going to shelters by creating a platform for owners to re-home their own pets safely and successfully without taking them to the 'pound'. In an effort to get Family Pet Project off the ground (when we realized it was failing), we picked up the phone and called animal rescues and shelters across the nation to listen and learn.

400 phone calls later, and the first concept of Pawlytics was born. We heard the complaints of our animal shelter constituents loud and clear: software in their space was lacking. Turns out that keeping 5,000-40,000 pets housed, healthy, and placed in perfectly fitting homes each year is no small feat especially limited budgets and human capital all while meeting regulations, standards, and inspections by the USDA and Department of Agriculture. Often, their outdated and cumbersome technology was getting in the way and costing employees precious hours that could be spent providing pet's with necessary care or working with adopters and donors - all at a price of $5k to $20k a year. We knew we could do better...and we knew we *had* to do better for the people saving millions of our companion animals each year.

So we set off on creating the best software for rescues and shelters. Turns out a lot of people believed in it too.

[Insert Timeline of Accomplishments in a Photo]
- UNL Pitch Competition (April 2018)
- Prototype Grant #1 (July 2018)
- I/O Summit (Sept?? 2018)
- YComb Startup School Advisor Track (August 2018)
- NMotion (Oct 2018)
- Prototype Grant #2 (Oct 2018)
- Pipeline Fellow (Jan 2019)
- I/O Summit (again) (Oct 2019)
- LaunchLNK Grant (Feb 2020)

[Insert early testimonials here too - Fiji, Mitchell, and NNKCR]

[Product timeline here in image - prototype done, alpha launch [sept 2018], beta launch [feb 2019] , June MVP official paid launch [jun 2019]]

As we watched our dream grow into a reality, we knew that there was so much more to learn. We dove into our pet data and combined with our teams' industry expertise across the pet industry and technology sector, we realized a few things:

- Every rescue and shelter microchips (almost) every single pet that comes into their care
- Microchip numbers are always a unique 16 digit string (think: social security number implanted in a pet)
- Every pet service collects the same basic information and health records but uses incredibly different, complicated, and overhead-intense means to collect that information. If you have ever taken a dog to the vet, shelter, or groomer the process probably looked something like this:
  - You called to schedule an appointment with the vet (if it were hopefully not an emergency)
  - They ask a few questions about the pet-patient over the phone, and seemingly record your answers
  - You bring your pet in and are handed paper forms to fill out (or an iPad). If you are a new patient, they may have had to have your pet's old records faxed (yes, FAXED) over. If you just bought or adopted your pet, you may have to save and remember to bring the records for your first visit.
  - Your paper and/or faxed records are then manually entered into the computer by office staff (wasting hours upon hours over overhead time)
  - Finally, your pet has been healthy for a year when you decide to go back for a regular exam only to discover the vet clinic's software had to delete your digital records to make room for newer patients. The process starts over.
  - OR, your pet finds a new home (which only 1/9 pets stay in one home their entire life) and current pet care software and paper-trails are not sophisticated enough to recognize the same pet across platforms with a new "last name". Your pet appears as a new pet to the same vet clinic or even same pet care software database and the process starts all over.

Good karma?

With starting by saving shelter pets, we gave ourselves the lowest barrier to entry into pet EHRs. How?

- Animal shelter technology is an unsaturated space and has not been innovated on in a long time.
- Due to the high volume of microchipping shelters do, we get an incredibly high return in terms of the data we want (pet health data and microchip numbers).
- The majority of these shelter pets will be adopted into loving homes who will look for a vet that can take the best care of their new family member. They are incentivized to work with a vet who would have the most accurate information on the pet while providing a more convenient and better patient experience (and better experience for the staff) when little to no paper, form filing, miscommunication, or human error is involved.

Does it work?

[insert photo of PetPoint interface vs our interface]

[insert testimonials]

[geo-graph of where customers are]

Path to Electronic Health Records

Shelter software is just the beginning. Pet software varies marginally from vertical to vertical, meaning that creating specialized software for vet clinics, kennels, groomers, trainers, or other animal welfare organizations can be done with just a few feature expansions. By building these expansions on a unified database, every professional using Pawlytics software will have Electronic Health Records and more at their finger tips.

Shelters · Groomers · Vet Clinics · PAWLYTICS · Boarding · Trainers · Animal Welfare Orgs.

Beyond collecting data through manual input, we can also ingest data from other types of pet health trackers such as medical devices, smart collars, and more giving us the most wholistic story of a pet.

Metrics:

[new sign ups]

[Pet records graph (total over time)]

[Possible conversions/growth based on this raise's build out]

We Set Out To Do Something BIG

- By building better shelter software, our platform will inherently save more pets' lives

- As our pet database grows, our accurate records will create incredible value for the rest of the industry:

- Vets and pet pharmaceutical companies will better track the outcomes of their treatments and patients

- Pet insurance companies will better asses risk and create more balanced health plans for pets

- Pet product manufacturers and retailers will have incredible transparency into their markets to create and distribute products in ways they never could before

Use cases:

- Dog gains 10 pounds and now we know right away and can send ads to that person

- Cancer treatment company for dogs can track data of patients without ever having to speak to the patient (can access shared data with primary vet provider)

- Pet hardware such as smart collars and medical devices have accurate data to create AI that can get closer than ever in accuracy for what is "normal" for a pet across different breeds, sizes, etc.

Today, there is no one source for pet data leaving the industry to wade through fragmented pet data and attempt to do the best for our furry family members. That's why at Pawlytics, we are unifying the world's pet data and transforming the future for pets and the people that love them.

Investor Q&A

– COLLAPSE ALL

What does your company do?

At Pawlytics, we are creating electronic health records for pets to ensure top quality care across any spectrum of service such at the vet, groomer, boarder, or even the shelter.

Where will your company be in 5 years?

In 5 years we hope to be the largest pet database in the world with the most robust and accurate history of companion animals.

Why did you choose this idea?

I have always loved animals and have been learning about the pet care space since I could read (literally). I started working in the animal sheltering and pet care industry at 13 and over the last 13 years picked up on the gaps and trends in the industry. I know our EHR will create a better world for pets and their human care takers.